FAX: +55 11 3702-2224 www.shearman.com WRITER'S DIRECT NUMBER: 011-5511-3702-2201 WRITER’S EMAIL ADDRESS: raldrich@shearman.com September 4, 2008	FARIA LIMA FINANCIAL CENTER AVENIDA BRIGADEIRO FARIA LIMA, 3400 04538-132 SÃO PAULO—SP BRAZIL +55 11 3702-2200	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SHANGHAI SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

BY EDGAR AND FACSIMILE

Mr. Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549
Fax: (703) 813-6963

Votorantim Pulp and Paper, Inc.,
Form 20-F for Fiscal Year Ended December 31, 2007
Filed January 31, 2008
File No. 001-15018

Dear Mr. Milne:

Votorantim Pulp and Paper, Inc., (the “Company”) has received the Staff’s comment letter dated August 20, 2008 concerning the above-referenced filing on Form 20-F.  On behalf of the Company, we advise you as follows regarding your comments noted below:

SEC Comment No. 1.

Note 2. Significant Accounting Policies, page F-15
(i) Paper- domestic market, page F-19

1.
We note that under your vendor program the bank finances customer’s purchases where the customer agrees to pay the bank and bank in turn pays you on behalf of the customer for the purchase price of the product.  In addition, you guarantee full repayment of the loan in the event of a customer default.  Please explain to us how you have considered the provisions of FIN 45 and EITF 00-21 in accounting for the vendor program.  In this regard, tell us how you determined the fair value of the guarantees, the liability recorded for the guarantee, how you allocated revenue to the guarantee and other elements of the sale, and how you recognized revenue for each of the elements.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1

The purpose of the Company’s vendor financing program is to provide an efficient means of financing to its customers by making use of the favorable credit terms provided by its lending institutions when supported by its guarantees.  This is also used as an efficient cash flow instrument because the Company is able to realize in cash the value of the sale upon shipment.  The Company records revenue when it concludes that collectibility of the receivable is reasonably assured and that the transaction satisfies all other revenue recognition criteria, including an analysis to first separate and allocate a portion of the arrangement fee to the guarantee.

This guarantee does not expose the Company to any greater risk or net obligation than a credit sale.  In the case of a credit sale, revenue is recorded on shipment, and a receivable is created.  If the credit sale customer does not pay the receivable, then the Company would establish a doubtful debts allowance if it considered loss to be probable.  In a vendor financed sale, the Company records revenue on shipment and receives full payment from the bank.  If the customer does not pay the bank within the specified time period, the Company would have to satisfy its guarantee to the bank.  The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale.  At this point, after satisfying the guarantee to the bank, the Company is in the same position as if it had made a credit sale: the customer owes the Company for the value of the sale.  If the customer does not pay, the Company loses the value of the sale which had been recorded as a bad debt expense.  The Company’s losses from guarantees honored to-date have been negligible.

The Company carried out an historical analysis of losses on vendor sales and determined that in the three years ended December 31, 2007 such losses amounted to US$ 400,000.  The Company is engaged in actions to recover such losses from the related customers.

The guarantee to the bank includes a guarantee of the interest on the funds charged to the customer by the bank.  However, the Company has use of the funds and theoretically will earn a return, offsetting the interest amount covered by the guarantee.  Furthermore, when collecting from customers on guaranteed amounts, the Company historically has collected on the interest portion it was required to satisfy.

The Company charges the same price on vendor program sales as it does on cash-on-delivery sales.  There is no embedded charge for the guarantee.

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 in accounting for the vendor program.  Higher-level GAAP (i.e., FIN 45) provides guidance on separation and allocation.  Accordingly, FIN 45 was applied first before applying EITF 00-21 to the remaining deliverables.  Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of how to account for a possible multiple deliverables, these were considered not to be material.  The Company’s historical analysis indicates that the fair value of the guarantees to be insignificant as the Company has not incurred significant losses in the past.  The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

SEC Comment No. 2.

Note 4.  Acquisition of Sale of Affiliates, page F-23
(b) Asset exchange, page F-26

2.
We note that you measured the gain of US$989 million on asset exchange as the difference between the book value of net assets relinquished and fair value of the net assets acquired.  Please tell us why you believe the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered.  In your response, explain how the fact that the mill at Três Lagoas is still under development has impacted your analysis.  Disclose how you determined the fair value of the net assets acquired.  Refer to paragraph 18 of APB 29 for additional guidance.

Response to Comment No. 2.

Pursuant to APB 29.18, the fair value of the assets surrendered should be used when measuring the cost of an exchange transaction in order to determine the gain or loss to be recognized, unless the fair value of the assets received is more clearly evident than the fair value of the asset surrendered.

The fair value of the assets received comprise:  total of approximately US$ 1.5 billion including a cash contribution deposited in an escrow account to construct a turnkey plant (US$ 1.2 billion); land and timberlands and environmental permits to construct a plant.  The assets surrendered comprised an operating pulp and paper plant for which an appraisal was not readily available.

The Company believes the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered as the fair value of the assets received were substantially represented by cash.

The fact that the mill at Três Lagoas is still under development did not affect the Company’s analysis as the turnkey pulp plant is in its initial phase of construction and the valuation was based heavily on the liquid assets received (escrow deposit).

The Company determined the fair value of the remaining net assets acquired based on a valuation report prepared by an independent professional appraisal firm.

SEC Comment No. 3.

Note 8.  Investment in Significant Affiliated Companies, page F-32

3.
For those investments in common stock for which a quoted market price is available, please disclose the aggregate value of each identified investment based on the quoted market price.  In addition, disclose the accounting treatment of the difference between the amount at which an investment is carried and the amount of underlying equity in net assets.  Refer to paragraph 20 of APB 18.

Response to Comment No. 3.

The aggregate value of each identified investment based on the quoted market price is as follows:

The only investment in common stock that has a quoted market price available is the investment in Aracruz S.A.

The Company owns 28% of the common stock represented by 127,509,396 shares, which had a quoted market price each as of December 31, 2007 of US$9.02 (equivalent to R$15.97). Consequently, the fair value of this investment was US$ 1.15 billion.

The book value recorded by the Company based on the equity method as of December 31, 2007 was US$ 314 million.

This is disclosed in Note 5 to the Company’s financial statements:

“A new cost basis for our off-shore holding company, Newark's, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income (“Equity loss of investee”).  The deferred tax effect is included in “Deferred income tax benefit”.  At December 31, 2007, Aracruz ADSs traded at US$ 74.35.”

As the fair value of this investment is greater than book value, there is no further accounting requirement other than disclosure.  Consequently, the accounting treatment of the difference between the amount at which an investment is carried and the amount of underlying equity in net assets is as follows:

Note 2(c) to the Company’s financial statements discloses the percentage ownership in the Company’s equity accounting investees, Aracruz and Ripasa, as follows:

“We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of, Aracruz Celulose S.A. (“Aracruz”), which we acquired in 2001. We own 50% of the voting and total shares of Ripasa S.A. Celulose e Papel (“Ripasa”) and of Voto – Votorantim.”

Note 9(b) provides summarized information on the net assets of those companies, as follows:

“Ripasa and Aracruz's condensed balance sheet and condensed statement of income for the three years then ended are as follows:
	Ripasa(i )

	2007	2006

Current assets	208	327
Property, plant and equipment, and other assets	1,411	1,258
Current liabilities	175	170
Long-term debt (long-term portion)	155	236
Other long-term liabilities	345	315

Net assets	944	864

		Ripasa(i )

	2007	2006	2005

Net sales	478	573	507
Operating income	59	67	39
Net income	28	55	38

	Aracruz(ii )

	2007	2006

Current assets	1,251	1,200
Property, plant and equipment, and other assets	3,374	2,796
Current liabilities	328	287
Long-term debt (long-term portion)	1,312	1,155
Other long-term liabilities	597	352

Net assets	2,388	2,202

			Aracruz(ii)

	2007	2006	2005

Net sales	1,884	1,681	1,345
Operating income	594	499	447
Net income	422	455	341

(i)       50% ownership interest.             (ii)       12.35% ownership interest (28.0% of the voting shares)”

SEC Comment No. 4.

Note 10.  Property, Plant and Equipment, page F-34

4.	Please tell us how you have considered SFAS 143 in determining whether you should record an asset retirement obligation for your property, plant and equipment.

Response to Comment No. 4.

In light of the nature of the its business, the Company considers SFAS 143 in determining whether to record an asset retirement obligation for property, plant and equipment and has concluded that no such adjustment was required at December 31, 2007 as a result of the following:

SFAS 143 only allows the accrual of an asset retirement obligation for which there are existing legal obligations and that obligation is unavoidable.  As a result of an annual analysis the Company performs, it currently has no asset retirement obligations under any law, statute, government action, written or oral contract or form of requirement.

The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Richard S. Aldrich, Jr., Shearman & Sterling LLP, at 011-5511-3702-2201, Mr. Valdir Roque of the Company at 011-55-11-2138-4223, or Mr. Ivan Clark, PricewaterhouseCoopers Auditores Independentes at 011-55-11-3674-3926.

Very truly yours,

By:	/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.
A Member of the Firm

cc:	Steve Lo – Securities and Exchange Commission – Division of Corporation Finance
José Luciano Durante Penido – CEO, Votorantim Pulp and Paper, Inc.
Valdir Roque – CFO, Votorantim Pulp and Paper, Inc.
Marco Caducci – PricewaterhouseCoopers LLP, Floran Park, NJ
Ivan Clark – PricewaterhouseCoopers Auditores Independentes
Carlos Mendonça – PricewaterhouseCoopers Auditores Independentes